			EXHIBIT 12.1

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six Months Ended June 30, 2001		Year Ended December 31, 2000
	Archstone-Smith Trust Pro Forma	Archstone Historical	Archstone-Smith Trust Pro Forma	Archstone Historical

Earnings from Operations	135,594	80,422	282,088	176,466
Add:
Interest Expense	108,620	67,076	223,110	145,173

Earnings as adjusted	244,214	147,498	505,198	321,639

Fixed charges:
Interest Expense	108,620	67,076	223,110	145,173
Capitalized Interest	13,084	10,201	29,017	24,317

Total fixed charges	121,704	77,277	252,127	169,490

Ratio of earnings to fixed charges	2.0	1.9	2.0	1.9